August 22, 2008
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds
Dear Mr. Reynolds:
We are in receipt of the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 15, 2008 (the “Comment Letter”), regarding Tween Brands, Inc.’s Schedule 14A Definitive Proxy Statement filed on April 11, 2008.
We note that the Comment Letter indicates that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to inform you that we will respond to the Comment Letter on or before September 15, 2008.
Please feel free to contact me at (614) 775-3772.
Sincerely,
Gregory J. Henchel
Senior Vice President and
General Counsel